April 25, 2019

Lars Sjobring
Executive Vice President, Legal Affairs, General Counsel
Veoneer, Inc.
Klarabergsviadukten 70, Section C6
Box 13089, SE-103 02
Stockholm, Sweden

       Re: Veoneer, Inc.
           Draft Registration Statement on form S-1
           Submitted April 22, 2019
           File No. 377-02603
           CIK No. 0001733186

Dear Mr. Sjobring:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure